Exhibit 1.02
Silicon Graphics International Corp. Conflict Minerals Report
For The Year Ended December 31, 2013
This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule).
Silicon Graphics International Corp. is unable with absolute assurance to determine the origin of the 3TG in our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries. Because of our current determination that our products are Democratic Republic of the Congo conflict undeterminable, we are required under the Rule to submit to the SEC a Conflict Minerals Report (CMR) as an Exhibit to Form SD.

1.	Company Overview
This report has been prepared by Silicon Graphics International Corp. (herein referred to as “SGI,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.
SGI is a global leader in high performance computing ("HPC"). We are focused on helping customers solve their most demanding business and technology challenges by delivering technical computing, Big Data analytic, cloud computing, and peta-scale storage solutions that accelerate time to discovery, innovation and profitability.
We develop, market, and sell a broad line of low cost, mid-range and high-end scale-out and scale-up servers, enterprise-class storage, differentiating software and designed-to-order solutions for large-scale data center deployments, coupled with global support and highly experienced professional services. SGI solutions are designed to deliver high impact results with lower total cost of ownership at the extremes of speed, scale and efficiency.
SGI solutions are utilized by scientific, business and government communities to fulfill highly data intensive application needs in peta-scale environments. Delivering industry-leading computing power and fast and efficient data movement, both within the computing system and to and from large-scale data storage installations, SGI systems enable customers to access, analyze, transform, manage and visualize information in real and near real-time.
Our goal is to accelerate time to results in key markets, including federal government, defense and strategic systems, weather and climate, physical and life sciences, energy (including oil and gas), aerospace, automotive, internet, financial services, media and entertainment and cloud services.
SGI achieves competitive differentiation through compute and storage solutions built with innovative architectural advantages utilizing industry standard components and tight integration. By designing for performance, power, density and scalability, optimizing interconnections between layers, and by engineering to reduce overhead and accelerate deployment, SGI solutions deliver industry leading speed, scale and efficiency.
Building on 25 years of innovation with over 625 granted and pending patents, SGI has over 1,100 employees worldwide, serves over 6,500 customers, is distributed in 50 countries through our direct and indirect sales force, including original equipment manufacturers, system integrators and value added resellers, and has over 180 active partners.
SGI is committed to taking the necessary steps to comply with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("the Dodd-Frank Act") that was approved by the U.S. Securities and Exchange Commission ("SEC") and SGI is implementing a due-diligence process to meet our obligations. SGI's goal is to eliminate conflict minerals from Covered Countries in its products and SGI supports its suppliers in seeking a mutually sustainable solution for its entire supply chain, including its indirect suppliers, by providing educational materials, guidance, and a supplier portal for the submission of conflict minerals information.
SGI's first report will be filed with the SEC by June 2, 2014 for the 2013 calendar year and annually thereafter as required by law.
For additional information, please see http://www.sgi.com/company_info/environment/conflict_minerals.html.

2.	Description of RCOI
SGI’s supply chain is complex, involving direct suppliers, indirect suppliers and contract manufacturers. SGI is engaging with direct suppliers and contract manufacturers and providing them with support to obtain conflict minerals information down through the supply chain.
For the Reasonable Country of Origin (RCOI) inquiry, SGI began the scoping process by extracting current suppliers from SGI’s Preferred Supplier List. This list was then further filtered to remove:

•	Service Providers/Suppliers

•	Inactive Suppliers (minimum 1 year since last purchase)
The resulting list represented SGI suppliers that provided SGI with components used in its products during 2013. SGI was not able to definitively determine the presence or absence of 3TGs in the parts supplied by these suppliers, therefore SGI did not attempt to further narrow the list based on this criteria.
SGI populated this list with supplier contact information and provided the list of more than 695 suppliers to its service provider, Assent Compliance (“Assent”). Assent used its Compliance Manager software to review this supplier data and verify its accuracy.
Before commencing the survey, Assent and SGI conducted a further analysis that removed about 11% of the 695 suppliers from the scope. The factors considered in this analysis and the information provided that removed these suppliers from the scope included:
Product supplied was packaging. (Labels do not count as packaging.)

•	Parts supplied did not end up in the final product. (This includes equipment used to make the product but is not a part of the actual product sold by SGI; i.e.: Industrial equipment, computers, etc.)

•	Suppliers were test labs service providers. (i.e. Providers that test the resistance or durability of a product.)

•	Suppliers were other Service Providers. (i.e. Any supplier that provides a service but not an actual physical part.)

•	Parts supplied were for SGI products that have not been sold for more than two years.
Assent, on behalf of SGI, began the supplier survey portion of the RCOI, which is still underway. SGI’s survey documentation for suppliers included a letter of explanation about the Conflict Minerals Rule and the industry-standard EICC-GeSI form to be completed. Suppliers were asked to respond to the Assent Compliance Manager, a SaaS platform that enables suppliers to complete and track communications and upload their completed EICC-GeSI forms directly to the tool for red flag assessment and management. The communication to SGI’s supply chain also included training and education on the completion of the EICC-GeSI form to alleviate any remaining confusion with suppliers.

Suppliers who are non-responsive will be contacted a minimum of 3 times by the Assent Compliance Manager tool. Suppliers who continue to be non-responsive will be contacted by the Supply Chain team in several one-on-one communication attempts.
All of these communications are being monitored and tracked for future reporting and transparency.
Conflict Minerals Policy
SGI has adopted the following conflict minerals policy:
“SGI is committed to taking the necessary steps to comply with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("the Dodd-Frank Act") that was approved by the U.S. Securities and Exchange Commission ("SEC") and is implementing a due-diligence process to meet our obligations. SGI's goal is to eliminate conflict minerals from Covered Countries in its products and SGI supports its suppliers in seeking a mutually sustainable solution for its entire supply chain, including its indirect suppliers, by providing educational materials, guidance and a supplier portal for the submission of conflict minerals information.”
SGI's first report will be filed with the SEC by June 2, 2014 for the 2013 calendar year and annually thereafter as required by law.
For additional information about SGI’s commitment to responsible sourcing, see our Supplier Guidelines. http://www.sgi.com/company_info/supplier_guidelines/
3.    Due Diligence Process
3.1    Design of Due Diligence
Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten.
The Due Diligence process, as completed by Assent on behalf of SGI, is a 2- stage data analysis that pushes all suppliers towards compliance:

•	Stage 1 - Pass/Fail - Did the supplier pass our minimum Pass/Fail criteria from the EICC form?

•	Stage 2 - Approved/Rejected - Did the supplier provide supporting evidence to validate its initial EICC response?
The goal is for all suppliers to be in or legitimately be moved into the "Approved" status.
Assent reviews the responses and supporting documentation in order to verify the Supplier's response and "Approve" them. All this data and correspondence is stored and tracked for future reporting and demonstration of Due Diligence.
A strength of this approach is its incorporation of the first 3 steps of the OECD guidelines, which are the following:

•	Establish a Management System

•	Identification of Risk

•	Strategy to Respond to Risk

In special instances, a supplier can go to Stage 2, Supplier Verification, even if the supplier failed Stage 1’s standard response approach for a Pass or did not submit an EICC form response. In those special cases, Assent may be gathering supporting documentation that supports a claim of DRC Conflict Free.
3.2    Management Systems
SGI has adopted a company conflict minerals policy which is posted on our website at:
http://www.sgi.com/company_info/environment/conflict_minerals.html
Internal Team
SGI has established a management system for conflict minerals compliance and reporting. Our management system is sponsored by SGI’s Chief Operations Officer and is managed by a team of subject matter experts from relevant functions, including:
Product Design and Compliance Engineering
Legal
Information Technology
Supply Chain Management
Environmental, Health and Safety
The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by SGI’s Product Design and Compliance Manager, who acts as the Conflict Minerals Program Manager. Senior management is briefed about the results of our due diligence efforts on a regular basis.
Control systems
Controls include, but are not limited to, our Code of Conduct which outlines expected behaviors for all SGI employees, our Supplier Guidelines and compliance with laws clauses in SGI contract templates and Purchase Order Terms and Conditions.
We rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us – including information about the sources of 3TG that are supplied to them from lower-tier suppliers. Our current purchase order terms and conditions and contract templates require suppliers to comply or warrant they will comply with laws and regulations governing SGI’s products and product distribution and with laws and regulations to which they are subject. This includes providing accurate information for compliance purposes. Negotiated, executed contracts with our suppliers are frequently in force for three to five years or more.
With respect to the OECD requirement to strengthen engagement with suppliers, SGI has, through Assent, provided education on the Conflict Minerals regulation, as well as the requirements of the law, and the SGI expectations for a continued business relationship. SGI has leveraged the existing communications within the company, specifically with procurement/supply chain to encourage supplier participation and understanding of the requirement for completion. Feedback from this engagement has allowed SGI to enhance the training and focus and adapt it to each user’s needs. It has also allowed our supplier communications to set clear expectations.
SGI has multiple longstanding grievance mechanisms whereby employees can report violations of SGI’s policies.
We have adopted a company policy to retain relevant documentation as required by law or regulation that would also apply to the Conflict Minerals regulation and any of its specific retention requirements.

3.3    Identify and assess risk in the supply chain
Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify all the actors upstream from our direct suppliers.
Risks and Red Flags are identified automatically in the Assent system based on criteria established for supplier responses in the Management System.
Red Flag responses are dealt with directly by Assent Compliance Supply Chain staff, on behalf of SGI, who contact the supplier, gather pertinent data and perform an assessment of the Supplier's Conflict Minerals status.
All of the information and findings from this process are stored in a database that can be audited by internal or external parties.
3.4    Design and Implement a Strategy to Respond to Risks
In response to this risk assessment, SGI has an approved risk management plan through which the conflict minerals program is implemented, managed and monitored. Refer to stage 1 and 2 of the due diligence process. "Fails" are a risk that is dealt with by implementing Supplier Corrective action measures which ensure SGI suppliers have policies and procedures in place that will produce the necessary data in an accurate manner. All this data is then verified through an assessment of supporting data, including smelter info, in stage 2. Updates to this risk assessment are to be provided regularly to senior management.
As described in our conflict minerals policy, we engage with any of our suppliers we have reason to believe are supplying us with 3TG from sources that may support conflict in the DRC or any adjoining country. The goal is to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD guidance. We have found no instances where it was necessary to terminate a contract or find a replacement supplier.
3.5    Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
SGI does not typically have a direct relationship with 3TG smelters and refiners and does not perform or direct audits of these entities within our supply chain.
4.    Due Diligence Results
4.1    Survey Responses
SGI recognizes that the due diligence process is lengthy and iterative. To date, SGI has received responses from about 39% of the suppliers surveyed. We reviewed the responses against criteria developed to determine which responses required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the template. We have worked directly with these suppliers to provide correct and complete responses.
4.2    Smelters or Refiners
The large majority of the responses provided data at a company or divisional level or, as described above, were unable to specify the smelters or refiners used for components supplied to SGI. We are therefore unable to determine whether the 3TGs reported by the suppliers were contained in components or parts supplied to us. Furthermore, suppliers did not always provide smelters lists nor were the smelter lists consistently completed with smelter identification numbers and therefore we were unable to validate that any of these smelters or refiners are actually in our supply chain.

4.3    Efforts to determine mine or location of origin
As noted above, the current efforts focus on gathering smelter information via the EICC-GeSI reporting template and, as the program progresses, on requiring full completion of all necessary smelter identification information which will enable the validation and disclosure of the smelters as well as the tracing of the 3TGs to their location of origin. Seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.
4.4.    Steps to be taken to mitigate risk
We intend to take the following steps to improve the due diligence conducted and to further mitigate any risk that the necessary 3TGs in our products could benefit armed groups in the DRC or adjoining countries:
a. Provide ongoing training to SGI’s Supply Chain for appropriate management of and responses to SGI supplier queries and responses needed for conflict mineral regulations.
b. Update the number of suppliers requested to supply information as the supplier base increases.
c. Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.
d. Engage any of our suppliers, if found to be supplying us with 3TG from sources that support conflict in the DRC or any adjoining country, in order to establish an alternative source of 3TG that does not support such conflict.
e. Work with the OECD and relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.